Exhibit 4.1

DESCRIPTION OF COMMON STOCK

Quanterix Corporation (the “Company”) is authorized to issue 120,000,000 shares of common stock, par value $0.001 per share. As of March 1, 2020, the Company had 28,225,563 shares of common stock outstanding and approximately 47 stockholders of record.

The following summary of certain provisions of the Company’s common stock does not purport to be complete. You should refer to the Company’s amended and restated certificate of incorporation (the “restated certificate of incorporation”), and the Company’s restated bylaws, both of which are included as exhibits to the Company’s Annual Report on Form 10-K, as well as the disclosure set forth below under “Certain Provisions of Delaware Law and of the Company’s Certificate of Incorporation and Bylaws”. The summary below is also qualified by provisions of applicable law.

General

Holders of the Company’s common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by the Company’s stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by the Company’s Board of Directors, subject to any preferential dividend rights of any series of preferred stock that the Company may designate and issue in the future. All shares of common stock outstanding are fully paid and nonassessable.

In the event of the Company’s liquidation or dissolution, the holders of common stock are entitled to receive proportionately the Company’s net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. The Company’s outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A., with offices at 250 Royall Street, Canton, Massachusetts 02021.

Stock Exchange Listing

The Company’s common stock is listed for quotation on The Nasdaq Global Market under the symbol "QTRX."

CERTAIN PROVISIONS OF DELAWARE LAW AND
OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

Anti-Takeover Provisions

Delaware Law

The Company is subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the company’s Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of the company’s assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of the company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Charter Documents

The Company’s restated certificate of incorporation and restated bylaws divide the Company’s Board of Directors into three classes with staggered three-year terms. The provision for a classified board could prevent a party who acquires control of a majority of the Company’s outstanding voting stock from obtaining control of the Company’s Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The Company’s classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions. The Company’s restated certificate of incorporation provides that, subject to the special rights of holders of one or more series of preferred stock, directors may be removed at any time, but only for cause by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all outstanding voting stock.

The Company’s restated certificate of incorporation provides that certain amendments of the Company’s certificate of incorporation and amendments by stockholders of the Company’s restated bylaws require the approval of at least seventy-five percent (75%) of the voting power of all outstanding voting stock. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could delay changes in management.

The Company’s restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the Company’s Board of Directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Company’s Board of Directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder at the time of giving notice and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the notice requirements of the Company’s restated bylaws in all respects provided that such proposal is properly made in accordance with Rule 14a-8 under the Exchange Act. The restated bylaws do not give the Company’s Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, the Company’s restated bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the potential acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

The Company’s restated bylaws provide that a special meeting of stockholders may be called at any time by the Company’s Board of Directors. Because the Company’s stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the Company’s Board of Directors by calling a special meeting of stockholders prior to such time as a majority of the Board of Directors believed the matter should be considered. The restriction on the ability of the Company’s stockholders to call a special meeting means that a proposal to replace one or more directors on the Company’s Board of Directors also could be delayed until the next annual meeting.

The Company’s restated bylaws do not allow stockholders to act by written consent without a meeting.